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19007492

Securities and Exchange

MAR 26 2019

RECEIVED

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-17230

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ladenburg Thalmann & Co. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

277 Park Avenue, 26th Floor
(No. and Street)

New York	NY	10172
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane Chillemi (631) 270-1607
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Diane Chillemi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ladenburg Thalmann & Co. Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO, SVP

Title

Notary Public

CANDICE ELIZABETH HERREL
Notary Public, State of New York
No. 01HE6221078
Qualified in Nassau County
Commission Expires 04/26/2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LADENBURG THALMANN & CO. INC.

(a wholly-owned subsidiary of
Ladenburg Thalmann Financial Services Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

EisnerAmper LLP
1001 Brickell Bay Drive, Suite 1400
Miami, FL 33131
T 305.371.6200
F 305.371.8726
www.eisneramper.com

EISNERAMPER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Ladenburg Thalmann & Co. Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ladenburg Thalmann & Co. Inc. (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2002.

EISNERAMPER LLP
Miami, Florida
March 1, 2019

LADENBURG THALMANN & CO. INC.

Statement of Financial Condition
(dollars in thousands, except for share and per share data)
December 31, 2018

ASSETS	
Cash and cash equivalents	$ 30,981
Securities owned, at fair value	10,129
Due from clearing brokers	1,269
Due from other broker-dealers	7,078
Accounts receivable, net	1,263
Due from affiliates	1,514
Furniture, equipment and leasehold improvements, net	1,691
Restricted assets	100
Goodwill	301
Deferred tax asset, net	2,662
Other assets	3,601
	$ 60,589
LIABILITIES	
Securities sold, but not yet purchased, at fair value	$ 2,379
Accrued compensation	9,628
Accrued expenses and other liabilities	3,851
Deferred rent	1,006
Due to affiliates	2,244
	19,108
SHAREHOLDER'S EQUITY	
Common stock, $.01 par value; 1,000 shares authorized; 560 shares issued and outstanding	0
Additional paid-in capital	62,659
Accumulated deficit	(21,178)
	41,481
	$ 60,589

See notes to financial statements

LADENBURG THALMANN & CO. INC.

Notes to Financial Statements
(dollars in thousands, except for share and per share data)
December 31, 2018

NOTE A - DESCRIPTION OF BUSINESS

Ladenburg Thalmann & Co. Inc. (the "Company") is a full service broker-dealer that has been a member of the New York Stock Exchange ("NYSE") since 1879. The Company clears its customers' transactions through a correspondent clearing broker on a fully disclosed basis. Broker-dealer activities include principal and agency trading and investment banking. The Company provides its services principally for middle market and emerging growth companies and high net worth individuals through a coordinated effort among corporate finance, capital markets, brokerage and trading professionals. The Company is subject to regulation by, among others, the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority ("FINRA"), and Municipal Securities Rulemaking Board ("MSRB").

The Company is a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc. ("Parent" or "LTS"), whose stock trades on the NYSE MKT under the symbol LTS.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[2] Cash and cash equivalents:

The Company considers all highly liquid financial instruments with a maturity of three months or less when acquired to be cash and cash equivalents. The Company invested $29,000 in a money market fund which reduced due from clearing broker.

[3] Accounts receivable, net:

The majority of the Company's accounts receivable arises from private placements, consulting fees, and strategic advisory fees. The Company reviews the aged receivables greater than 180 days to determine if an allowance or write down need to be accounted for.

[4] New accounting standards:

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early application is permitted for all entities. The Company will adopt the provisions of this guidance on January 1, 2019 using an optional transition method with a cumulative effect adjustment to the beginning balance of retained earnings in the period of adoption. The Company's current lease arrangements expire through 2032.

The Company will elect to utilize the transition package of practical expedients permitted within the new standard, which among other things, allows the Company to carryforward the historical lease classification. The Company will make an accounting policy election that will keep leases with an initial term of 12 months or less off the Company's Statement of Financial Condition and will result in recognizing those lease payments in the Statement of Operations on a straight-line basis over the lease term.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company expects adoption of the new standard will result in the recording of additional net lease assets and lease liabilities of approximately $4.2 million and $4.2 million, respectively, as of January 1, 2019. Adoption of the standard will not materially impact the Company's Statement of Operations or Statement of Cash Flows.

The Company does not believe the new standard will have a material impact on our liquidity and will have no impact on the Company's debt-covenant compliance under our current agreements.

The Company is in the process of evaluating changes to its business processes, systems and controls needed to support recognition and disclosure under the new standard. Further, the Company is continuing to assess any incremental disclosures that will be required in the Company's consolidated financial statements.

[5] Revenue from contract with customers:

The Company adopted ASC 606, effective January 1, 2018, using the modified retrospective method by recognizing the cumulative effect of initially applying ASC 606 as an adjustment to the opening balance of shareholders' equity and other affected accounts at January 1, 2018.

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Broker-Dealer Commission
The Company earns fixed commissions by executing client transactions in stocks, mutual funds, variable annuities and other financial products and services as well as from annual trailing commissions which are variable. Fixed commissions revenue is recognized on trade date when the performance obligation is satisfied. Fixed commissions revenue is paid on settlement date, which is generally two business days after trade date for equities securities and corporate bond transactions and one business day for government securities and commodities transactions. The Company records a receivable on the trade date and receives a payment on settlement date. For variable trailing commissions, the performance obligation is satisfied at the time of the execution of the investments but the amount to be received for trailing commissions is uncertain, as it is dependent on the value of the investments at future points in time as well as the length of time the investor holds the investments, both of which are highly susceptible to factors outside the Company's influence. The Company does not believe that it can overcome this constraint until the market value of the investment and the investor activities are known, which are usually monthly or quarterly. The Company's Statement of Operations reflects trailing commissions for services performed and performance obligations satisfied in previous periods.

Investment Banking
Investment banking revenues consist of underwriting revenue, strategic advisory revenue and placement fees.

Underwriting
The performance obligation is the consummation of the sale of securities for each contract with a customer. The transaction price includes fixed management fees and is recognized as revenue when the performance obligation is satisfied, generally the trade date. Where Ladenburg is the lead underwriter, revenue and expenses

(dollars in thousands, except for share and per share data)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5] Revenue from contract with customers (continued):

will be first allocated to other members of a syndicate because Ladenburg is acting as an agent for the syndicate. Accordingly, the Company records revenue on a net basis. When Ladenburg is not the lead underwriter, Ladenburg will recognize its share of revenue and expenses on a gross basis, because Ladenburg is acting as the principal. Under accounting standards in effect for prior periods, the Company recognized all underwriting revenue on a net basis.

Strategic Advisory Services
Performance obligations in these arrangements vary dependent on the contract, but are typically satisfied upon completion of the arrangement. Transaction fees may include retainer, management, and/or success fees, which are recognized upon completion of a deal. Under the accounting standards in effect for prior periods, retainer fees were deferred and amortized over the estimated duration of the engagement.

The Company controls the service as it is transferred to the customer, and is therefore acting as a principal. Accordingly, the Company records revenues and out-of-pocket reimbursements on a gross basis, consistent with practice under the accounting standards in effect for those periods, except for out-of-pocket reimbursements previously presented on a net basis.

Placement Fees
The performance obligation is the consummation of the sale of securities for each contract with a customer. The transaction price includes fixed management fees and is recognized as revenue when the performance obligation is satisfied, generally the trade date. The Company controls the service as it is transferred to the customer and is therefore acting as a principal.

Accordingly, the Company records revenues and out-of-pocket reimbursements on a gross basis, consistent with practice under the accounting standards in effect for those periods, except for out-of-pocket reimbursements previously presented on a net basis.

Principal transactions revenue includes realized and unrealized net gains and losses resulting from investments in equity securities and equity-linked warrants received from certain investment banking assignments.

Interest is recorded on an accrual basis and dividends are recorded on an ex-dividend date basis.

Service fees primarily includes 1) amounts charged to independent financial advisors for processing of securities trades and for providing administrative and compliance services. Also, 2) fees earned for arranging the cash sweep program between the customers and third-party banks, in which client's cash deposits in their brokerage accounts at the client's direction are swept into interest-bearing FDIC-insured account at various third party banks.

The following practical expedients available under the modified retrospective method were applied upon adoption of ASC 606:

We applied the practical expedient outlined under ASC 606-10-65-1(h), and did not restate contracts that were completed contracts as of the date of initial application, i.e. January 1, 2018.

We applied the practical expedient outlined under ASC 606-10-65-1(f)(4) and did not separately evaluate the effects of contract modifications. Instead, we reflect the aggregate effect of all the modifications that occurred before the initial application date, i.e. January 1, 2018.

Disclosures regarding the impact of adopting ASC 606 as of January 1, 2018 and the proforma effect of adopting ASC 606 on the statement of financial condition as of December 31, 2018 have not been presented as the amounts are not material.

(dollars in thousands, except for share and per share data)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[6] Goodwill:

Goodwill is not subject to amortization and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company has only one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of its net assets, including goodwill. Fair value is typically based upon estimated future cash flows discounted at a rate commensurate with the risk involved or market-based comparables. If the carrying amount of the Company's net assets exceeds the fair value of the Company then an analysis will be performed to compare the implied fair value of goodwill with the carrying amount of goodwill. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over the implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis.

Accounting guidance on the testing of goodwill for impairment allows entities the option of performing a qualitative assessment to determine the likelihood of goodwill impairment and whether it is necessary to perform such two-step quantitative impairment test. The Company's qualitative assessment indicated that there was no impairment of goodwill in 2017.

There was no change to the carrying amount of goodwill during 2018.

In January 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, an amendment to simplify the subsequent quantitative measurement of goodwill by eliminating step two from the goodwill impairment test. As amended, an entity will recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. An entity still has the option to perform the qualitative test for a reporting unit to determine if the quantitative impairment test is necessary. This amendment is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019 and applies prospectively. Early adoption is permitted, including in an interim period, for impairment tests performed after January 1, 2017. The Company is currently assessing the impact the adoption of ASU 2017-04 will have on its consolidated financial statements.

[7] Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the lease term. The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. When assets are considered to be impaired, the impairment to be recognized is measured by the amount which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

[8] Tax Reform:

On December 22, 2017 the U.S. government enacted comprehensive tax reform commonly referred to as the Tax Cuts and Jobs Act ("TCJA"). Under GAAP, the effects of changes in tax rates and laws are recognized in the period which the new legislation is enacted. Among other things, the TCJA (1) reduces the U.S. statutory corporate income tax rate from 34% to 21% effective January 1, 2018, (2) eliminates the corporate alternative minimum tax, and (3) changes rules related to uses and limitations of net operating loss carryforwards beginning after December 31, 2017.

(dollars in thousands, except for share and per share data)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[8] Tax Reform (continued):

In response to the TCJA, the SEC staff issued SAB 118, which provided guidance on accounting for the tax effects of TCJA. The purpose of SAB 118 was to address any uncertainty or diversity of view in applying GAAP in the reporting period in which the TCJA was enacted. In addition, SAB 118 provides a measurement period that should not extend beyond one year from the TCJA enactment date for companies to complete the accounting under GAAP. During the year ended December 31, 2018, the Company finalized the accounting for the tax effects of TCJA with no material changes to the provisional estimate recorded in 2017.

The TCJA reduced the corporate tax rate to 21% effective January 1, 2018.

NOTE C – FAIR-VALUE MEASUREMENTS

Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market or income approach are used to measure fair value.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs which reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

The following table of securities owned and securities sold, but not yet purchased, represent those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

Securities Owned:	Fair Value	Level 1	Level 2
Certificates of deposit	$ 326	$ 326	$ -
Debt securities	2,796	-	2,796
Common stock	5,955	5,821	134
Warrants	1,052	-	1,052
Total	$ 10,129	$ 6,147	$ 3,982

(dollars in thousands, except for share and per share data)

NOTE C – FAIR-VALUE MEASUREMENTS (CONTINUED)

Securities Sold, But Not Yet Purchased:	Fair Value	Level 1	Level 2
Common stock	$ 2,379	$ -	$ -
	$ 2,379	$ -	$ -

Debt securities are valued based on recently executed transactions, market price quotations, and pricing models that factor in, where applicable, interest rates and bond default risk spreads.

Warrants are carried at a discount to fair value as determined by using the Black-Scholes option-pricing model due to illiquidity. This model takes into account the underlying securities' current market value, the market volatility of the underlying securities, the term of the warrants, exercise price, and risk-free rate of return.

Common stock may be received as compensation for investment banking services. These securities are restricted and may be freely traded only upon the effectiveness of a registration statement covering them or upon the satisfaction of the requirements of Rule 144, including the requisite holding period. Restricted common stock is classified as Level 2 securities.

As of December 31, 2018, approximately $8,969 of securities owned was deposited with the Company's clearing broker. Under the clearing agreement with such clearing broker, the securities may be sold or hypothecated by such clearing broker.

The following table presents the carrying values and estimated fair values at December 31, 2018, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy. Such instruments are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk.

	Carrying Value	Level 1	Level 2	Total Estimated Fair Value
ASSETS				
Cash and equivalents	$ 30,981	$ 30,981	$ —	$ 30,981
Due from clearing brokers	1,269	—	1,269	1,269
Due from other broker-dealers	7,006	—	7,006	7,006
Accounts receivable, net	1,335	—	1,335	1,335
Due from affiliates	1,514	—	1,514	1,514
TOTALS	$ 42,105	$ 30,981	$ 11,124	$ 42,105
LIABILITIES				
Accrued compensation	$ 9,628	$ —	$ 9,628	$ 9,628
Accrued expenses and other liabilities	3,851	—	3,851	3,851
Due to affiliates	2,244	—	2,244	2,244
TOTALS	$ 15,723	$ —	$ 15,723	$ 15,723

(dollars in thousands, except for share and per share data)

NOTE D - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method allowed by the rules. At December 31, 2018, the Company had net capital of $25,073, which exceeded its minimum capital requirement of $256.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(i) and (k)(2)(ii) as it clears its customer transactions through its correspondent broker on a fully disclosed basis.

NOTE E - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Components of furniture, equipment and leasehold improvements included in the statement of financial condition at December 31, 2018 were as follows:

Computer equipment	$ 1,121
Furniture and fixtures	1,122
Leasehold improvements	2,002
Other	260
Total cost	4,505
Less accumulated depreciation and amortization	(2,814)
	$ 1,691

NOTE F - COMMITMENTS AND CONTINGENCIES

[1] Operating leases:

The Company is obligated under several non-cancelable lease agreements for office space, expiring in various years through March 2023. Certain leases have provisions for escalation based on specified increases in costs incurred by the landlord. Minimum lease payments exclusive of escalation charges are as follows:

Year Ending December 31,	Lease Commitments
2019	$ 1,958
2020	1,810
2021	833
2022	773
2023	147
	$ 5,521

Deferred rent of approximately $1,006 at December 31, 2018 represents lease incentives related to the value of improvements financed by the landlord together with the difference between rent payable calculated over the life of the leases on a straight-line basis (net of lease incentives), and rent payable on a cash basis.

Rent expense for year ended December 31, 2018 amounted to $1,652.

(dollars in thousands, except for share and per share data)

NOTE F - COMMITMENTS AND CONTINGENCIES (CONTINUED)

[2] Litigation and regulatory matters:

In December 2014 and January 2015, two purported class action suits were filed in the U.S. District Court for the Southern District of New York against American Realty Capital Partners, Inc. ("ARCP"), certain affiliated entities and individuals, ARCP's auditing firm, as well as the underwriters of ARCP's May 21, 2014 offering of $1.656 billion in common stock ("May 21, 2014 Offering") and three prior notes offerings. The complaints have been consolidated. The Company was named as a defendant as one of 17 underwriters of the May 21, 2014 Offering and as one of eight underwriters of ARCP's July 13, 2013 offering of $300 million in convertible notes. The complaint alleges, among other things, that the offering materials were misleading based on financial reporting of expenses, improperly-calculated AFFO (adjusted funds from operations), and false and misleading Sarbanes Oxley certifications, including statements as to ARCP's internal controls, and that the underwriters are liable for violations of federal securities laws. The plaintiffs seek an unspecified amount of compensatory damages, as well as other relief In June 2016, the court denied the underwriters' motions to dismiss the complaint. In August 2017, the court granted plaintiff's motion for class certification. The Company intends to vigorously defend against the claims.

In November 2015, two purported class action complaints were filed in state court in Tennessee against officers and directors of Miller Energy Resources, Inc. ("Miller"), as well as Miller's auditors and nine firms that underwrote six securities offerings in 2013 and 2014, and raised approximately $151 million. The Company was one of the underwriters of two of the offerings. The complaints allege, among other things, that the offering materials were misleading based on purportedly overstated valuation of certain assets, and that the underwriters are liable for violations of federal securities laws. The plaintiffs seek an unspecified amount of compensatory damages, as well as other relief. In December 2015, the defendants removed the complaints to the U.S. District Court for the Eastern District of Tennessee; in November 2016, the cases were consolidated. In August 2017, the court granted in part and denied in part the underwriters' motion to dismiss the complaint. The Company intends to vigorously defend against the claims.

In January 2016, a former customer filed an arbitration claim against the Company concerning purported misrepresentations, excessive fees and commissions, and unauthorized trades, in connection with trading in its account and is seeking compensatory damages in excess of $200, as well as other relief. In July 2018, the arbitration panel issued an award denying all claims.

In January 2016, an amended complaint for a purported class action was filed in the U.S. District Court for the Southern District of Texas against Plains All American Pipeline, L.P., related entities and their officers and directors. The amended complaint added as defendants the Company and other underwriters of securities offerings in 2013 and 2014 that in the aggregate raised approximately $2.9 billion. The Company was one of the underwriters of the October 2013 initial public offering. The complaints allege, among other things, that the offering materials were misleading based on representations concerning the maintenance and integrity of the issuer's pipelines, and that the underwriters are liable for violations of federal securities laws. The plaintiffs seek an unspecified amount of compensatory damages, as well as other relief. In May 2018, the court dismissed the second amended complaint with prejudice; an appeal of that order is pending. If the plaintiffs succeed on their appeal, the Company intends to vigorously defend against the claims.

During the period from May 2016 to January 2017, five arbitration claims were filed against the Company by former customers concerning purported unauthorized trading, excessive trading and mishandling of their accounts by a former registered representative of the Company and asserting compensatory damages in excess of $5.4 million. In July, October and December 2017 and July 2018, settlements were reached resolving all of the claims; the total amount paid by the Company in connection with these settlements was $1,500.

In the ordinary course of business, the Company is a defendant in other litigation and arbitration proceedings and may be subject to unasserted claims or arbitrations primarily in connection with its activities as a securities broker-dealer and participation in public underwritings. Where the Company believes that it is probable that a liability has

(dollars in thousands, except for share and per share data)

NOTE F - COMMITMENTS AND CONTINGENCIES (CONTINUED)

[2] Litigation and regulatory matters (continued):

been incurred and the amount of loss can be reasonably estimated, the Company provides a liability. At December 31, 2018, the Company believes no such liability is required. During the year ended December 31, 2018, adjustments to estimated settlement liability previously provided resulted in a net expense of $50. With respect to other pending matters, including those referred to in the preceding paragraphs, the Company is unable to estimate a range of possible loss; however, in the opinion of management, after consultation with counsel, the ultimate resolution of these matters should not have a material adverse effect on the Company's financial position, results of operations or liquidity.

NOTE G - INCOME TAXES

The Company is a party to a tax-sharing agreement with LTS and is included in the consolidated U.S. federal and certain combined state income tax returns with LTS and its subsidiaries. For financial reporting purposes, the Company determines its income tax provision on a standalone basis pursuant to terms of the tax sharing agreement.

Consolidated federal and combined state tax liabilities currently payable by the Company pursuant to the tax-sharing agreement will be paid to LTS. State and local income taxes in jurisdictions where the Company files separately are paid directly to the taxing authority.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2018 are as follows:

Deferred tax asset:	
Compensation and benefits	$ 1,158
Net operating loss carryforward	163
Accrued expenses	365
Securities owned	750
Rent expense	149
Intangible assets	209
Total deferred tax assets	2,794
Fixed assets, net	(73)
Goodwill	(59)
Total deferred liabilities	(132)
Net deferred tax asset	$ 2,662

In assessing our ability to recover its deferred tax assets, we evaluate whether it is more likely than not that some portion or the entire deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those periods in which temporary differences become deductible and/or net operating losses can be utilized. We considered all positive and negative evidence when determining the amount of the net deferred tax assets that are more likely than not to be realized. This evidence includes, but is not limited to, historical earnings, scheduled reversal of taxable temporary differences, tax planning strategies and projected future taxable income. Based on these considerations, we believe it is more likely than not that the Company will realize the benefit of its deferred tax asset as of December 31, 2018.

(dollars in thousands, except for share and per share data)

NOTE G - INCOME TAXES (CONTINUED)

Income tax benefits are recognized for a tax position when, in management's judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the tax benefit is measured as the largest amount that is judged to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company accounts for interest and/or penalties arising from income tax positions as a component of income tax expense. As of December 31, 2018, the Company has no uncertain tax positions.

In the normal course of business, the Company is subject to examination by various taxing authorities. As of December 31, 2018, the Company is subject to U.S. federal and state and local income tax examinations for the years ended 2015 through 2018.

NOTE H - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's transactions are cleared by other securities broker-dealers under clearing agreements. Although the Company clears its transactions through another securities broker-dealer, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. At December 31, 2018, there were no amounts to be indemnified to the clearing brokers for customer accounts.

In the normal course of its business, the Company may enter into transactions in financial instruments with off-balance-sheet risk such as securities sold, but not yet purchased. At December 31, 2018, the Company sold securities that they do not own and would therefore be obligated to purchase such securities at a future date. These obligations have been recorded in the statement of financial condition at the market value of the related securities and the Company will incur a loss if the market value of the securities increases subsequent to December 31, 2018.

At December 31, 2018, the amount due from clearing brokers reflected in the statement of financial condition includes cash and commissions receivable.

The Company maintains cash and cash equivalents in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced and does not expect to experience any losses on such accounts.

NOTE I - RELATED PARTY TRANSACTIONS

The Company is leasing space from an affiliated entity. The lease term ends on February 28, 2023, with two optional five-year extensions. The annual rent expense for such space amounted to $565 in 2018.

The Company has a service agreement with LTS. For the year ended December 31, 2018, the Company paid LTS $432 for providing services and support to the Company.

The Company acted as underwriter in two offerings of LTS senior notes. Included in net income is $173, consisting of $693 of revenue, net of employee brokerage commission expenses of $520.

The Company holds 64,870 7% redeemable notes of LTSF and received interest payment of $66 in 2018.

The Company acted as a facilitator in repurchasing 2,538,018 shares at $7,555 of LTS common stock for retirement.

Included in the statement of financial condition are amounts Due from affiliates and Due to affiliates of $1,514 and $2,244, respectively.